NOVAWEST

NovaWest Resources Inc.

News Release

For Immediate Release

NOVAWEST CLOSES THE PLAN OF ARRANGEMENT; SPIN-OFF OF ITS ONTARIO PROPERTIES TO PRO MINERALS INC.; AND THE LISTING OF PRO MINERALS SHARES

Vancouver, BC - Tuesday, March 4, 2008

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN") and its Board of Directors are pleased to announce that the Company is closing its Plan of Arrangement (the "Plan") dated November 15, 2006 with its former subsidiary, Pro Minerals Inc. ("Pro Minerals").

The purpose of the Plan was to "spin out" the Ontario properties into a separate public company, Pro Minerals. These assets comprise six properties located in northern Ontario; four of the properties are gold exploration plays, one has base metal targets and the final property is a diamond prospect in the Timiskaming area. In exchange for these six properties, the Company shall receive Pro Minerals common shares, which in accordance with the Plan, will then be distributed to the Company's shareholders as set out below.

In accordance with the Plan, on the effective date, which is March 4, 2008 the shareholders of record of the Company reflected as at the close of business on March 4, 2008 on the Register of Shareholders maintained by the Company's Registrar and Transfer Agent, will receive for each five Company Common Shares currently held, five new Company Common Shares and one Pro Minerals Common Share. Pursuant to the terms and conditions of the Plan the Common Shares of the Company held by the Company's shareholders following implementation of the Plan are deemed to be new Common Shares of the Company and will not have to be exchanged.

Immediately after implementation of the Plan, for each five Company warrants currently held, each warrantholder will be entitled to exchange five Company warrants for five Company warrants to purchase new Common Shares and one Pro Minerals warrant to purchase a Pro Minerals Common Share. In accordance with the Plan, the exercise price of the Company warrants to be issued in exchange for existing warrants will have a 20% reduction in their existing exercise price, provided that the exercise price of the Pro Minerals warrant shall not be less than $0.25. To implement the exchange of the warrants pursuant to the Plan the warrant holders are required to surrender their warrants to the Company.

Pro Minerals is to be listed as a Tier 2 mining issuer on the TSX Venture Exchange on March 4, 2008.

For further information, see the Company's Information Circular dated January 24, 2007 on SEDAR.

The Company invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

END